
HAVERTYS
9312

HAVERTYS

INVESTOR PRESENTATION

December 7, 2016

Retail Footprint: 123 Stores across 16 states
4.4 M retail sq.ft.



24 stores
17 stores
29 stores



HAVERTYS
INVESTOR PRESENTATION
December 7, 2016


REFRESHING
CLASSIC
BEAUTY

HAVERTYS

INVESTOR PRESENTATION

December 7, 2016



HAVERTYS

INVESTOR PRESENTATION

December 7, 2016

HAVERTYS' Advantages

- Attractive On-trend Target Customer
- Appealing Store Base in Good Markets
- Brand Strength
- Exclusive Product – HVT Brand – Custom Program
- Free In-home Design
- Professional Delivery

Brand /Retailer Landscape



Furniture Price Points
$$$$
$$$
$$
$
RH
RESTORATION HARDWARE
ETHAN ALLEN
POTTERY BARN
Thomasville
Crate&Barrel
Bassett
HAVERTYS
discover something you
the magic of macy's
LA-Z-BOY
Live life comfortably.
VCF VALUE CITY FURNITURE
ASHLEY FURNITURE HomeStore
IKEA
ROOMS TO GO

Sales & Pretax Earnings - Annual



900
850
800
750
700
650
600
550
500
Net Sales
$ MIL
70
60
50
40
30
20
10
0
-10
Pretax Profit (Loss)
$ MIL
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Net Sales
Pretax Profit (Loss)

EBITDA and Pretax Earnings



80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
$ MIL
26.3
8.7
23.6
4.6
43.6
23.5
75.0
52.5
70.5
46.9
73.3
45.3
2010
2011
2012
2013
2014
2015
EBITDA HVT
Pretax Earn HVT

Net Sales and EBITDA



Net Sales
$620.9
$670.1
$746.1
$768.4
$804.9
EBITDA
% of Sales
3.8%
6.6%
9.9%
9.2%
9.1%
EBITDA
$23.6
$44.4
$74.2
$70.5
$73.3
EBITDA % of sales
Net Sales
EBITDA
2011
2012
2013
2014
2015

2014 adj. $21.6 M for pension settlement expense


New and Existing Home Sales
Existing Home Sales (left axis)
New Home Sales (right axis)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,400
1,200
1,000
800
600
400
200
0
Existing Home Sales, Units, SAAR (000s)
New Home Sales, SAAR, (000s)
Home Buyer Tax Credits
The "Distressing" Gap
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
http://www.calculatedriskblog.com/

Furniture and Home Furnishings Retail Sales

Seasonally adjusted annual rate



Furniture and home furnishing store annualized sales peaked at $115 billion in January of 2007.
October sales were an annualized rate of $109 billion, 5% below the previous peak, and 31% above the 2009 trough.
$120,000
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16
Furniture and Home Furnishing Stores, SAAR

Source: The Census Bureau and KeyBanc Capital Markets Inc.

Comp Sales Growth : 5 Year Stack


2012
2013
2014
2015
2016
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Q-1
Q-2
Q-3
Q-4
Year
5.7%
11.5%
3.8%
0.9%
-0.9%
5.6%
11.2%
3.2%
4.8%
3.8%
10.0%
11.8%
3.5%
3.0%
1.2%
6.0%
9.5%
8.3%
-0.9%
6.8%
11.0%
3.6%
2.5%

Cash returned to shareholders

$134.7 million 2012- 2016


35
30
25
20
15
10
5
0
$ in millions
$24.7
$0.2
$5.4
$29.8
$0.8
$8.1
$14.0
$30.4
$21.3
2012
2013
2014
2015
YTD 2016
Dividends
Stock Repurchases

Capital Expenditures 2010 - 2016

21 stores	New Locations	$46,700,000
102 stores	Remodels/expansions	$44,700,000
	Other improvements	$24,600,000
	Total Stores	$116,000,000
	Distribution	$20,600,000
	Information Technology	$29,300,000
	Total Cap Ex	**$165,900,000**

Capital Expenditures



New or replacement stores
Remodels or expansions
Other improvements
Distribution
Information Technology
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$6.8
$15.0
$19.6
$15.2
$24.0
$20.4
$15.0
$11
2010
2011
2012
2013
2014
2015
2016
2017 Est

	2010	2011	2012	2013	2014	2015	2016	2017 Est
New Stores*	+1	+3	+4	-	+5	+4	+4	+4
Net Stores	-3	+1	+3	-3	-	+2	+3	-

*includes replacement stores

Profitability Opportunity 2017

Gross Margin	53.5 %	
Variable SG&A	- 17.9 %	
Subtotal	35.6%	of Sales
Non-Variable SG&A	$260.7M	
Other Income	$1.5M	



EBIT $
$1M
$4M
$8M
$11M
$15M
$18M
$22M
$26M
$29M
$33M
$36M
$40M
$43M
$47M
$51M
$54M
EBIT as a % of Sales
0.1%
0.6%
1.0%
1.5%
1.9%
2.4%
2.8%
3.2%
3.6%
4.0%
4.4%
4.7%
5.1%
5.5%
5.8%
6.1%
(Increase over Sales of $823M)
2.1% 3.3% 4.5% 5.7% 6.9%
$730M
$740M
$750M
$760M
$770M
$780M
$790M
$800M
$810M
$820M
$830M
$840M
$850M
$860M
$870M
$880M

Provided as a visual of expected cost structure and is not a projection of future performance

Financial improvements driven by strategic priorities

Financial Improvement	Strategic Priority	
Increase Sales per Square Foot	• Customer focus • On trend merchandise • Omnichannel engagement	Sales / Sq. Foot ↑
Leverage Advertising	• Change mix • More efficient spend	Advertising Expenses ↓

Driving higher gross margins	• Lower markdowns
	  • Quality / Handling
	  • Assortment rationalization
	• Sourcing
		Margins ↑

Reduce Capital Expenditures (Beyond 2017)	• Low store growth • No new DC's • Completed Bright Inspiration & Design Centers	Cap Ex ↓

Sales per square foot



$220 sq/ft
$200 sq/ft
$180 sq/ft
$160 sq/ft
$140 sq/ft
$120 sq/ft
$100 sq/ft
2006 High Water Mark
$206
$186
$160
$139
$148
$148
$158
$176
$183
$185
$188
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Annual Net Sales per Weighted Sq. Ft.
2006 High Water Mark

Key attributes of our target consumer



	Attributes
How she sees herself	• Style-conscious, trend aware • Enjoys home décor & decorating for personal & social approval • Interested in career, financial, business & world news
Education and Information gathering	• Seeks information from multiple sources – online & offline • Likes to be educated & entertained by advertising • Looks to social media for trends, opinions & ideas
Decorating Approach	• Constantly refreshes her home • Pays attention to value but favors right item over right price

Product trends she expects to see

Sable finishes










Customers

Product trends she expects to see

Rustic woods



Customers

Product trends she expects to see

Romantic florals












Customers

Product trends she expects to see

Steel black











Product trends she expects to see

Brass and metal finishes



Customers

Sales / Sq. Foot

Margins

Margin expansion through product & services

- Continue to expand direct import program
- Increase margin on special order sales
- Continue to expand design program services

Strategic Sourcing


Mongolia
Dem. People's. Rep. of Korea
China
Japan
Nepal
Bhutan
Bangladesh
India
Burma (Myanmar)
Laos
Thailand
Vietnam
Philippines
Cambodia
Sri Lanka
Malaysia
Pacific Island
Indonesia
Timor-Leste

- Substantially all case goods are imported
- Direct Imports - 27% of 2015 case goods sales
    - Work with outside designers to develop collections
    - Select factories
    - Use dedicated quality control team to inspect product in factories

Revenues by Category - 2015



Case Goods:
38.0%
Accessories & Other 11.9%
Bedroom 17.2%
Mattress 10.9%
Dining 11.0%
Occasional 9.8%
Total Upholstery 39.2%
Custom Orders 8.9%

Merchandise

Average Ticket Initiatives

	- - - -Increase over prior year period - - - - - -				
	2012	2013	2014	2015	9 mos 2016
Avg. Retail Selling Price/SKU	4.6%	3.9%	2.3%	2.4%	2.4%
Average Ticket*	7.8%	7.8%	2.9%	4.7%	2.2%
Custom and Special Orders*	21.2%	12.6%	15.5%	8.3%	5.0%

* Written


EXIT
CUSTOMLOOK STYLISH

Custom Upholstery


customize me
OUR CUSTOMIZATION PROGRAM LETS YOU BE THE DESIGNER.
+2300 FABRIC OPTIONS • MOST PIECES DELIVERED IN 6 WEEKS OR LESS
With countless upholstery options, frame styles and finishing details, it's easy to create a unique piece at an affordable price. Customize the fabric, legs, arms, back pillows and more. Order online or print your design to share with an associate at your local Havertys. Your custom piece will arrive at your door in as little as 6 weeks.
Choose a piece to personalize
sofas
GET STARTED >
beds
GET STARTED >
chairs
GET STARTED >

Growth

H Design: Free in-home service



- 2015 – 16.2% of sales
- H Designer sales ticket twice overall average
- In-home H Designer visit generates

  sales ticket 2 ½ times overall average
- Strongest in Florida and in major markets
- 120 designers at YE 2016




H
DESIGN
Inspire. Dream. Design

Growth



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LIVING ROOMS
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MATTRESSES
RUGS
OUTDOOR
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INSPIRATION
the more the merrier
A COLTON FOR ANY SIZE SPACE
COLTON SECTIONAL
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get the look

from urban glam to coastal cottage, we'll show you how to recreate your favorite style


naturally neutral
EXPLORE >
modern-day hideaway
EXPLORE >
regal reprieve
EXPLORE >
casual contemporary
EXPLORE >
effortlessly elegant
EXPLORE >
cordially, classique
EXPLORE >

GET INSPIRED


TIMELESS.
just like you
HAVERTYS
FURNITURE


HAVERTYS
YOUR HOME CAN BE PERFECT
EVEN WHEN LIFE ISN'T.
SHOP NOW


GLAMOROUS.
just like you
HAVERTYS
FURNITURE


SUMMER
soirée
HAVERTYS
FURNITURE

80%

Research online before purchasing furniture

52%

Research online using a smartphone

72%

Recent Havertys.com mobile traffic (57% phone; 15% tablet)

Metrics from Forrester, 2016, Google Furniture study, 2016 & CoreMetrics

…and mobile



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HAVERTYS
Keyword or Item #
LIVING ROOMS
BEDROOMS
DINING ROOMS
MEDIA ROOMS
OFFICES
MATTRESSES
ACCESSORIES
RUGS
SALE
INSPIRATION
Erin Sofa
120 Reviews
78"
84"
92"
100"
Check Availability
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Delivery Info
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$1699.99
92.0" W x 38.0" H x 40.0" D x 145.0 lbs
ALTERNATE VIEWS
SHOWN IN
Burlap
Order Swatch
READY-TO-ORDER FABRICS
CUSTOMER CREATIONS
See More
customize me
SEE THE FULL ERIN COLLECTION >



HAVERTYS
Keyword or Item #
STORE LOCATOR
78"
84"
92"
100"
SHOWN IN
READY-TO-ORDER FABRICS
ADD TO CART
$1699.99
Delivery Info



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LIVING ROOMS
BEDROOMS
ACCESSORIES
DINING ROOMS
HOME OFFICES
MEDIA ROOMS
MATTRESSES
RUGS
OUTDOOR
CLEARANCE
INSPIRATION
HAVERTYS
Dulles
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HAVERTYS FURNITURE
21085 Dulles Town Circle
Dulles, VA 20166
703-444-0944
10am - 9pm Mon - Sat
11AM - 6PM Sun
ABOUT THIS SHOWROOM
Stop by our Havertys Dulles Showroom and create the space of your dreams. Our store, located on Dulles Town Circle, is the ideal destination to discover all of your home furniture needs. At Havertys, we understand your goal of having a warm, inviting home - not just a house and we're committed to helping you realize that goal. We source and sell only the best furniture, making us a furniture store you can trust. From supple leather furniture to high-end hardwoods, you can be sure that Havertys uses the best materials available.
Visit us for an exclusive furniture sale or to customize one of our pieces to your own personal taste. With custom upholstery, frame shapes, and designer details, you can explore countless finishing options in-store and online. Collaborate with one of our interior design consultants via our free design service, H Design, to elevate your decor. From Presidents Day deals and Memorial Day savings to Labor Day furniture sales and holiday savings, we offer discounts on our home furnishings year round. Visit us today!

Local Pages

- Created at the state, city and store level
- Linked from search results
- Improve Havertys' online presence
- Over **10,500** visits/week to these pages since launching in June

Committed to continuous improvements to keep up with changing consumer behaviors and competitive environment

print

Putting the pieces in place to drive more personalized communications


marketing equation


HAVERTYS
All the trimmings
Luxe leather is twice as nice when it comes to gathering loved ones this holiday season

+

digital

Reaching our consumers where they are while taking advantage of the cost savings

+

tv

mass media; mass reach



Opportunities to further target Media Investment

	Details
Use data to continually optimize spend	• Requires investment in ongoing measurement, sharing of sales data & external expertise
Create Market Level Media Plans	• Allows for more efficient investment & unique media placements • In-depth analyses needed to supplement top level metrics
Continue to invest in New Mover Program	• Initial Direct Marketing Results have been positive
Expand Social Media programs	• Important tool to reach younger end of demo • Used to build brand & design expertise

What is Omnichannel?

The customer's experience of **frictionless shopping** and brand consistency

- Across devices
- Across channels
- At any point in the shopping journey


24/7
OPEN
OMNI-CHANNEL

Key components of an omnichannel retailer (NRF)

	Ability to research & shop consistently across channels	Website and Mobile Optimized Experiences	Shipping and Fulfillment Options	Customer Service Options
HVT Current Capabilities	• Product information • Product availability	• Fully responsive site • 2D & 3D Planners • Customization functionality	• Schedule delivery across store footprint • Delivery confirmation at POP • Self service	• FAQs & reviews • Centralized customer service across channels

Optimize Flow of Product

- 3 DC's in largest markets
- 4 cross dock facilities
- Expanded FDC
- Expanding WDC



OHDC
VHDC
THDC
EDC
WDC
GCHDC
FDC
Regional Distribution Center
Home Delivery Center
Local Market Cross Dock
Store Location
2016 Store Openings

Opportunity to enhance distribution & supply chain

Evaluate work flow and processes to streamline product flow

Strategic Priority	Approach	Goal
Process Engineer to assess product flow	• Optimize flow path within & across DC's	Improve productivity Reduce distribution costs
Quality	• New vendor focused team • Enhance internal product handling & exchanges	Improve customer satisfaction
Rationalize Assortment	• Merchandise driven • Simplifies inventory management	Drive reduced inventory and handling

Enhanced Quality Assurance at Havertys

New Root Cause Quality Management Program implemented in 2015

Quality Teams based in the U.S. and Asia

GOALS

1. Identify & eliminate potential problems before production
2. Identify root cause & quickly implement solutions

Supplement, not replace vendors Quality Control programs

Quality Program Initiatives

Identify & eliminate issues through **Root-Cause Analysis**

Expand **collaboration** between departments, DC's & vendors (Quality Roundtable / day to day)

Clearly define **quality standards** across product types

Assure **regulatory compliance** (CPSC; ASTM; Lacey Act; Conflict Minerals; etc.)


HAVERTYS

HAVERTYS

INVESTOR PRESENTATION

December 7, 2016

Cautionary Note on Forward-Looking Statements (Non-GAAP, Safe Harbor)

Today's presentation may include forward-looking statements. These statements represent the Company's belief regarding future events that, by their nature, are uncertain and outside of our control. Havertys' actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements.

For a discussion of some of the risks and factors that could affect Havertys' future results and financial condition, please see the description of "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2015.

This presentation refers to certain non-GAAP information which excludes the effects of pension settlement costs and certain other items recorded during the periods presented. Reconciliations of this non-GAAP information to the most directly comparable GAAP measure are available in our Form 10-K which is available in the Investor Relations portion of our website: havertys.com.

The statements in the presentation are current only as of its date, December 7, 2016.